SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

BioMedical Technology Solutions Holdings, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

     090619107
(CUSIP Number)

Meredith C. Braxton, Esq.
280 Railroad Ave., Suite 205
Greenwich, CT 06830
                (203) 661-4610
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

         6/11/09
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090619107	SCHEDULE 13D
1	Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons BRICKEN, JONATHAN
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,469,350
8	Shared Voting Power -0-
9	Sole Dispositive Power 6,469,350
10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,469,350 shares
12	Check if the Aggregate Amount in the Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person IN

ITEM 1.      SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of BioMedical Technology Solutions Holdings, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 9800 Mt. Pyramid Court # 250 , Englewood, CO  80112.

ITEM 2.      IDENTITY AND BACKGROUND

(a)-(c)  Jonathan Bricken, 47 Old South Salem Road, Ridgefield, CT 06877.

(d)-(f)  The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

Effective June 11, 2009, Mr. Bricken transferred 218,068 shares of Common Stock of the issuer to Frederick Berger, who will pay Mr. Bricken 90% of the proceeds when Mr. Berger sells the Common Stock..

Effective July 20, 2009, Mr. Bricken transferred 218,068 shares of Common Stock of the issuer to Bergtholdt Health Enterprises, LLC for a total price of $160,000.

These transactions reduced Mr. Bricken’s total stake in the Company from 6,905,486 to 6,469,350 shares of Common Stock, thus reducing his percentage ownership of the issued and outstanding shares of Common Stock from 24.7% to 23.4%.

ITEM 4.      PURPOSE OF TRANSACTION

Item 4 is hereby amended as follows:

Mr. Bricken disposed of the securities as described more fully in Item 3 above.

The securities of the Company were disposed of by Mr. Bricken to raise personal capital.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

(a)      At the close of business on July 20, 2009,  giving effect to the transactions described in Item 3, Mr. Bricken beneficially owned directly 6,469,350 shares of Common Stock, comprising 23.4% of the shares issued and outstanding.

(b)      Mr. Bricken has the sole dispositive power with respect to all of the shares of Common Stock identified in Item 5(a) above.

(c)      Mr. Bricken has not acquired or disposed of any shares of common stock during the past sixty (60) days, except as disclosed in this report.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2009
(Date)

/s/ Jonathan Bricken
(Signature)